UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of October, 2004

Commission File Number 001-14487

TELE NORTE LESTE PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Norte Leste Holding Company
(Translation of Registrant's name in English)

Rua Humberto de Campos, 425 - 8º andar
Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 03, 2004

TELE NORTE LESTE PARTICIPAÇÕES S.A.

By:-_________________________
Name: Marcos Grodetsky T itle: Investor Relations Officer

TELE NORTE LESTE COMMENCES REGISTERED EXCHANGE OFFER

Rio de Janeiro, Brazil - September 29, 2004 - Tele Norte Leste Participações S.A. (Telemar) today announced that it has commenced an offer to exchange up to US$300 million aggregate principal amount of its registered Series B 8.0% Notes due 2013 (the new notes) for a like principal amount of its unregistered Series A 8.0% Notes due 2013 (the old notes). The expiration date for the exchange offer will be 5:00 p.m., Eastern Standard Time, on October 29, 2004, unless extended.

The new notes are substantially identical to the old notes, except that the new notes have been registered under the Securities Act of 1933, as amended, and will not bear any legend restricting their transfer. The purpose of the exchange offer is to allow holders that meet the conditions described in the prospectus to receive new notes that may be resold in the United States without further registration under the Securities Act.

The terms of the exchange offer and other information relating to Telemar are set forth in a prospectus dated September 29, 2004. Copies of the prospectus and the related letter of transmittal may be obtained from the exchange agent - HSBC Bank USA, National Association, One Hanson Place, Lower Level, Brooklyn, NY 11243, Attn: Paulette Shaw, telephone (718) 488-4475, fax number (718) 488-4488.

This announcement is neither an offer to sell nor a solicitation of an offer to buy or exchange the new notes or the old notes. The exchange offer is made solely by the prospectus dated September 29, 2004.

Marcos Grodetzky

Chief of Finance Officer and Investor Relations Officer